Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2005 and December 31, 2004

and for the periods ended March 31, 2005 and 2004

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands except per share amounts)

	March 31, 2005	December 31, 2004
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $7,887,062 and $7,572,892)	$8,255,530	$8,059,329
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $456,596 and $483,842)	457,526	489,759
Investments held-to-maturity, at amortized cost	600,000	600,000
Short-term investments, at amortized cost (which approximates fair value)	815,371	979,464
Other investments	175,325	185,037

Total investments	10,303,752	10,313,589

Cash and cash equivalents	152,386	182,347
Securities purchased under agreements to resell	477,406	476,251
Accrued investment income	119,724	129,210
Deferred acquisition costs	371,932	360,496
Prepaid reinsurance premiums	462,390	471,375
Reinsurance recoverable on unpaid losses	33,202	33,734
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $86,988 and $84,204)	101,149	102,283
Receivable for investments sold	8,689	2,023
Derivative assets	33,718	40,012
Other assets	384,544	252,721

Total assets	$12,525,830	$12,440,979

Liabilities and Shareholder’s Equity

Liabilities:
Deferred premium revenue	$3,238,851	$3,211,181
Loss and loss adjustment expense reserves	755,563	726,617
Securities sold under agreements to repurchase	477,406	476,251
Variable interest entity floating rate notes	600,670	600,505
Short-term debt	58,745	58,745
Current income taxes	8,088	—
Deferred income taxes, net	465,608	493,425
Deferred fee revenue	18,559	20,624
Payable for investments purchased	24,626	15,686
Derivative liabilities	18,550	26,366
Other liabilities	159,455	214,431

Total liabilities	5,826,121	5,843,831

Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,658,421	1,654,201
Retained earnings	4,737,475	4,546,400
Accumulated other comprehensive income, net of deferred income tax of $156,055 and $194,130	288,813	381,547

Total shareholder’s equity	6,699,709	6,597,148

Total liabilities and shareholder’s equity	$12,525,830	$12,440,979

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in thousands)

	Three months ended March 31
	2005	2004
		Restated
Revenues:
Gross premiums written	$291,114	$214,660
Ceded premiums	(38,757)	(34,159)

Net premiums written	252,357	180,501
(Increase) decrease in deferred premium revenue	(40,692)	27,909

Premiums earned (net of ceded premiums of $48,484 and $48,345)	211,665	208,410
Net investment income	112,216	111,306
Net realized gains	70	46,129
Net gains on derivative instruments	1,522	1,070
Advisory fees	6,854	6,681
Other	1,013	—

Total revenues	333,340	373,596

Expenses:
Losses and loss adjustment	20,385	19,439
Amortization of deferred acquisition costs	16,293	15,586
Operating	37,236	29,585

Total expenses	73,914	64,610

Income before income taxes	259,426	308,986

Provision for income taxes	68,351	78,760

Net income	$191,075	$230,226

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the three months ended March 31, 2005

(in thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2005	100,000	$15,000	$1,654,201	$4,546,400	$381,547	$6,597,148

Comprehensive income:
Net income	—	—	—	191,075	—	191,075
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(42,957)	—	—	—	—	(79,828)	(79,828)
Change in foreign currency translation net of change in deferred income taxes of $4,882	—	—	—	—	(12,906)	(12,906)

Other comprehensive income (loss)						(92,734)

Comprehensive income						98,341

Stock-based compensation	—	—	5,013	—	—	5,013
Capital issuance costs	—	—	(793)	—	—	(793)

Balance, March 31, 2005	100,000	$15,000	$1,658,421	$4,737,475	$288,813	$6,699,709

Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$(80,219)
Reclassification adjustment, net of taxes	391

Net unrealized appreciation, net of taxes	$(79,828)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three months ended March 31
	2005	2004
		Restated
Cash flows from operating activities:
Net income	$191,075	$230,226
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease (increase) in accrued investment income	9,486	(1,986)
Increase in deferred acquisition costs	(11,436)	(20,203)
Decrease in prepaid reinsurance premiums	8,985	14,186
Increase (decrease) in deferred premium revenue	27,670	(42,095)
Increase in loss and loss adjustment expense reserves	28,946	56,877
Decrease in reinsurance recoverable on unpaid losses	532	18,631
Depreciation	2,784	2,529
Amortization of bond discount, net	7,335	5,466
Net realized gains on sale of investments	(70)	(46,129)
Current income tax provision	8,088	46,679
Deferred income tax provision	14,152	14,762
Net gains on derivative instruments	(1,522)	(1,070)
Stock option compensation	4,336	3,892
Other, net	(192,512)	(57,543)

Total adjustments to net income	(93,226)	(6,004)

Net cash provided by operating activities	97,849	224,222

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(583,640)	(689,027)
Sale of fixed-maturity securities, net of receivable for investments sold	288,895	232,202
Redemption of fixed-maturity securities, net of receivable for investments redeemed	83,860	202,993
Sale of short-term investments, net	75,375	112,639
Other investments, net	10,245	7,586
Capital expenditures	(1,752)	(2,219)
Disposals of capital assets	—	2

Net cash used by investing activities	(127,017)	(135,824)

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	—	1,408
Other borrowings	—	(3,879)
Capital issuance costs	(793)	(531)
Dividends paid	—	(90,000)

Net cash used by financing activities	(793)	(93,002)

Net decrease in cash and cash equivalents	(29,961)	(4,604)
Cash and cash equivalents - beginning of period	182,347	57,322

Cash and cash equivalents - end of period	$152,386	$52,718

Supplemental cash flow disclosures:
Income taxes paid	$3,789	$13,287
Interest paid:
Other borrowings	—	$354
Medium-term notes	—	$8,913
Variable interest entity floating rate notes	$4,304	$1,806
Non cash items:
Stock compensation	$4,336	$3,892

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and Subsidiaries (MBIA Corp.) and other entities required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2004. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations. The results of operations for the three months ended March 31, 2005 may not be indicative of the results that may be expected for the year ending December 31, 2005. The December 31, 2004 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP.

2.	Restatement of Consolidated Financial Statements

As reported in MBIA Corp.’s audited financial statements for the year ended December 31, 2004, MBIA Corp. restated its previously issued consolidated financial statements for 1998 and subsequent years to correct the accounting treatment for two reinsurance agreements entered into in 1998. The following table presents the effects of the restatement on the consolidated financial statements of MBIA Corp. for the quarter ended March 31, 2004.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	As of and For the Quarter Ended March 31, 2004
In thousands	Previously Reported	Restated
Consolidated Statement of Income Data:
Net premiums written	$176,269	$180,501
Decrease in deferred premium revenue	30,093	27,909
Premiums earned	206,362	208,410
Total revenues	371,548	373,596
Losses and loss adjustment expenses	19,234	19,439
Operating expenses	29,231	29,585
Total expenses	64,051	64,610
Income before income taxes	307,497	308,986
Provision for income taxes	78,239	78,760
Net income	$229,258	$230,226

Consolidated Balance Sheet Data:
Prepaid reinsurance premiums	$523,726	$452,576
Total assets	14,039,534	13,968,384
Loss and loss adjustment expense reserves	754,848	761,539
Current income taxes	52,402	41,751
Deferred income taxes, net	489,917	470,472
Other liabilities	176,519	184,668
Total liabilities	7,249,490	7,234,234
Retained earnings	4,652,023	4,596,129
Shareholder’s equity	$6,790,044	$6,734,150

Information presented in the Notes to Consolidated Financial Statements gives effect to the restatement as applicable.

3.	Dividends Declared

MBIA Corp. did not declare or pay dividends during the three months ended March 31, 2005.

4.	Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain bankruptcy-remote special purpose vehicles (SPVs) administered by subsidiaries of MBIA Inc. and through third-party SPVs. The purpose of the MBIA-administered SPVs is to provide clients with an efficient source of funding, which may offer MBIA Corp. the opportunity to issue financial guarantee insurance policies. Third-party

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

SPVs are used in a variety of structures insured by MBIA Corp., whereby MBIA Corp. has risks analogous to those of MBIA-administered SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a VIE under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46(R), “Consolidation of Variable Interest Entities (Revised).”

Under the provisions of FIN 46(R), an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is defined as the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

In September 2004, MBIA Corp. consolidated two VIEs established in connection with the securitization of Capital Asset tax liens. As a result of a clean-up call exercised for the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations, these securitizations no longer met the conditions of a qualifying special purpose entity under Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” MBIA Corp. holds a variable interest in these entities, which resulted from its insurance policies, and has determined that it is the primary beneficiary under FIN 46(R). MBIA Corp. has reported the assets of the securitizations totaling $13.3 million at March 31, 2005 and $16.8 million at December 31, 2004, principally within “Other assets” on its consolidated balance sheet. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation.

With respect to third-party SPVs, MBIA Corp. must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at December 31, 2004 are related to MBIA Corp.’s guarantee of a VIE. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet and totaled $600.7 million and $600.5 million at March 31, 2005 and December 31, 2004, respectively. The third-party VIE’s creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee provided to the VIE.

5.	Recent Litigation

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal), in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $350 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal has filed an action seeking a declaration that it is not obligated to pay on its policies. If Royal does not honor its policies, MBIA Corp. will be required to make payment on the notes it insured, and will incur material losses under its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. While Royal has appealed the order, MBIA Corp. expects that the order will be upheld on appeal. As part of the appeals process, Royal has pledged $382 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest. The Federal District Court has ordered Royal to comply with the pledge agreement.

MBIA Corp. believes that it will prevail in the litigation with Royal and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will in fact prevail. If MBIA Corp. does not prevail in the litigation and Royal does not make payments on the Royal Policies, MBIA Corp. expects to incur material losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

6.	Loss and Loss Adjustment Expense Reserves

Loss and LAE reserves are established in an amount equal to MBIA Corp.’s estimate of unallocated losses, identified or case basis reserves and costs of settlement and other loss mitigation expenses on obligations it has insured. A summary of the unallocated and case basis activity and the components of the liability for loss and LAE reserves for the first quarter of 2005 are shown in the following table:

In thousands	2005
Case basis loss and LAE reserves:
Balance at January 1	$434,924
Less: reinsurance recoverable	33,734

Net balance at January 1	401,190

Case basis transfers from unallocated loss reserve related to:
Current year	2,569
Prior years	16,935

Total	19,504

Paid (recovered) related to:
Current year	(4,231)
Prior years	(5,034)

Total paid (recovered)	(9,265)

Net balance at March 31	429,959
Plus: reinsurance recoverable	33,202

Case basis reserve balance at March 31	463,161

Unallocated loss reserve:
Balance at January 1	291,693
Losses and LAE incurred(1)	20,385
Channel Re elimination(2)	(172)
Transfers to case basis and LAE reserves	(19,504)

Unallocated loss reserve balance at March 31	292,402

Total	$755,563

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.

(2)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp’s ownership interest in Channel Reinsurance Ltd., which is carried on an equity method accounting basis.

Case basis activity transferred from MBIA Corp.’s unallocated loss reserve was approximately $19 million in the first quarter of 2005 and primarily consisted of additional loss reserves for MBIA Corp.’s

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

guaranteed tax lien portfolios, insured obligations issued by Fort Worth Osteopathic Hospital and Allegheny Health, Education and Research Foundation. Unallocated loss reserves approximated $293 million at March 31, 2005, which represent MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in MBIA Corp.’s insured portfolio and are available for future case-specific activity. MBIA Corp. recorded $20 million in loss and loss adjustment expenses in the first quarter of 2005 based on 12% of scheduled net earned premium. See “Note 3: Significant Accounting Policies” in the Notes to Consolidated Financial Statements in MBIA Corp.’s audited financial statements for the year ended December 31, 2004 for a description of MBIA Corp.’s loss reserving policy.